Shilling, Monica J.

To:	SandoeC@SEC.GOV
Subject:	ARCC - Amendment #1 to N-2 333-165585
Attachments:	ARCC N-2A - Cumulative Marked Copy.pdf

Hi Christian - Attached to this email is a pdf copy (marked to show changes from the original filing) of Pre-Effective Amendment #1 to ARCC's Registration Statement on Form N-2 filed with the SEC on September 3, 2010. As discussed, although the EDGAR copy inadvertently did not reflect that pages F-61 through F-137 consist of newly added text, the attached pdf copy correctly reflects that those pages are new additions.

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Monica J. Shilling
Partner

Proskauer
2049 Century Park East
Suite 3200
Los Angeles, CA 90067-3206
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com

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